

Mail Stop 4628

June 22, 2016

<u>Via Fax</u>
J. Kevin Vann
Chief Financial Officer
WPX Energy, Inc.
3500 One Williams Center
Tulsa, Oklahoma 74172

> **Re: WPX Energy, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed February 25, 2016**
> **File No. 1-35322**

Dear Mr. Vann:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Management Discussion & Analysis, page 49</u>

<u>Critical Accounting Estimates, page 66</u>

<u>Impairments of Long-Lived Assets, page 66</u>

1.   We note your disclosure that properties could be at risk for impairment if estimated commodity revenues are lower. We also note that as of December 31, 2015, there was a significant difference between your net capitalized costs of $7.1 billion and the standardized measure of discounted future net cash flows of $1.3 billion. Please revise to provide additional disclosure to address material implications of uncertainties associated with the methods, assumptions, and estimates underlying the process through which you

assess proved properties for impairment. Your revised disclosure should describe the key assumptions used in your impairment assessment including, but not limited to your short-term and long-term commodity price assumptions. Please also address the degree of uncertainty associated with your key assumptions and discuss potential events that management reasonably expects could negatively affect your key assumptions. Refer to section V of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 2 – Acquisition, page 86

2.   Please disclose the amounts of revenue and earnings of RKI Exploration & Production, LLC since the acquisition date. Refer to FASB ASC 805-10-50-2(h)(1).

Note 10 – Contingent Liabilities and Commitments, page 101

3.   We note that you have approximately $527 million of transportation obligations primarily associated with the Piceance Basin, of which $104 million will be assumed by the purchaser. Please tell us the nature and amount of the Piceance Basin transportation obligations which will not be assumed by the purchaser, if any portion of these obligations are reflected in your current financial statements, and whether you considered including an adjustment for a liability in your pro forma financial statements, to the extent material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

                          Sincerely,

                          /s/ Ethan Horowitz

                          Ethan Horowitz
                          Branch Chief
                          Office of Natural Resources